04015271

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cochran, Caronia Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 2700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard S. Caronia 312-425-4076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Drive, 3rd Floor	Bannockburn	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH D.C. 181 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

COCHRAN, CARONIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

COCHRAN, CARONIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

	Page
LETTER OF OATH OR AFFIRMATION	1
INDEPENDENT AUDITOR'S REPORT	2
STATEMENT OF FINANCIAL CONDITION December 31, 2003	3
STATEMENT OF INCOME Year Ended December 31, 2003	4
STATEMENT OF CHANGES IN MEMBER'S EQUITY Year Ended December 31, 2003	5
STATEMENT OF CASH FLOWS Year Ended December 31, 2003	6
NOTES TO THE FINANCIAL STATEMENTS	7 - 8
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	9
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2003	10

OATH OR AFFIRMATION

I, Leonard S. Caronia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cochran, Caronia Securities LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Notary Public

"OFFICIAL SEAL"
Margaret Wories
Notary Public, State of Illinois
My Commission Expires Apr. 4, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Member
Cochran, Caronia Securities LLC

We have audited the accompanying statement of financial condition of Cochran, Caronia Securities LLC as of December 31, 2003, and the related statements of income, cash flows and changes in member's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cochran, Caronia Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

FGMK, LLC

Bannockburn, Illinois
January 12, 2004

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 3,402,602
Accounts receivable	1,922,067
	5,324,669
OTHER ASSETS	
Investment in fund	557,901
	$ 5,882,570

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 713,924
MEMBER'S EQUITY	5,168,646
	$ 5,882,570

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

	Amount	Percent of Gross Income	
GROSS INCOME			
Trading commissions	$ 2,809,377	50.38	%
Underwriting fees	1,635,722	29.34	
Fund management and incentive fees	763,206	13.69	
Research sales	331,007	5.94	
Interest income and other	35,859	.64	
	5,575,171	99.99	
SELLING EXPENSES			
Commissions	430,074	7.71	
Other	15,112	.27	
	445,186	7.98	
GENERAL AND ADMINISTRATIVE EXPENSES	1,651,769	29.63	
NET INCOME	$ 3,478,216	62.38	%

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

MEMBER'S EQUITY - BEGINNING OF YEAR	$ 4,558,983
UNREALIZED GAIN ON INVESTMENT IN FUND	32,901
EQUITY CONTRIBUTIONS	35,000
EQUITY DISTRIBUTIONS	(2,936,454)
NET INCOME	3,478,216
MEMBER'S EQUITY - END OF YEAR	$ 5,168,646

The accompanying notes are an integral part of this statement.

COCHRAN, CARONIA SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,478,216
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(505,073)
Accounts payable	713,924
Net Cash Provided By Operating Activities	3,687,067
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's equity contributions	35,000
Member's equity distributions	(2,936,454)
Net Cash Used In Financing Activities	(2,901,454)
NET CHANGE IN CASH AND CASH EQUIVALENTS	785,613
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,616,989
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 3,402,602

The accompanying notes are an integral part of this statement.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Cochran, Caronia Securities LLC, an Illinois limited liability company (the "Company"), provides securities broker-dealer services, predominantly acting as a participating underwriter and an introducing broker. The Company is a wholly-owned subsidiary of Cochran, Caronia & Company, L.L.C. ("CC&CO"). The Company is a registered broker-dealer in all U.S. states, with its office of operations located in Chicago, Illinois.

Management Estimates and Assumptions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents include deposits in money market accounts and a $100,000 "good-faith" escrow deposit required by its outside clearing broker. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits of $100,000.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable are un-collateralized customer obligations due under normal trade terms granted by the Company on the basis of each customer's own creditworthiness. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Management individually reviews past-due accounts receivable balances and based on an assessment of each customer's current creditworthiness, estimates the portion, if any that will not be collected. Additionally, management assesses the remaining balance of accounts receivable based on past experience and an assessment of future economic conditions to determine its best estimate of the portion that will not be collected.

Revenue Recognition.

Trading Commissions. Trading commissions and related expenses are recognized on a trade-date basis as securities transactions are executed.

Underwriting Fees. Underwriting fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as a participating underwriter. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Fund Management and Incentive Fees. Fund management and incentive fee income is earned on a quarterly basis and an annual basis. Such fees are recognized as earned.

Income Taxes. The Company is taxed as a limited liability company and generally, does not pay Federal or state income taxes on its taxable income. Furthermore, as none of its members are individuals, it does not pay any State of Illinois Replacement Tax. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

COCHRAN, CARONIA SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS
(Concluded)

NOTE 2 – SUMMARY OF OFF-BALANCE SHEET RISKS

Customers. As an introducing broker, the Company has contracted with an outside clearing broker to clear customer trades. Commissions received from customer transactions are divided between the Company and the clearing broker as mutually agreed upon. The Company does retain financial responsibility for purchases and sales made for customers until settled and for positions unsecured by customers. Customers' securities activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. As of December 31, 2003, the Company has only institutional customers to which no margin was extended.

Underwriting. In the normal course of business, the Company enters into underwriting commitments as a participating underwriter. There were no open transactions relating to such underwriting commitments at December 31, 2003.

NOTE 3 - INVESTMENT IN FUND

Investment in Fund represents an investment in the Cochran, Caronia Risk-Linked Opportunities Fund I Limited (the "Fund") organized under the laws of Bermuda as a limited liability exempted mutual fund company. The Fund's primary investment objective is long-term capital appreciation through investment in a broadly diversified portfolio of catastrophe-linked securities and derivatives. In addition to the investment, the Company serves as the manager of the Fund. As the manager, the Company earns a quarterly Management Fee based upon Net Assets and an annual Incentive Fee based upon fund performance as defined in the Investment Advisory Agreement. The Company's investment in the Fund is stated at fair value as determined by the Fund administrator and the Company as quotations of Fund value are not readily available.

NOTE 4 – RELATED PARTY TRANSACTIONS

General and Administrative Expenses. General and administrative expenses including office rent, utilities and payroll of the Company are paid by CC&CO and were charged back to the Company as of December 31, 2003.

Floor Broker Fees. Certain fees charged by floor brokers were paid by CC&CO during 2003. Such fees of $349,072 were charged back to the Company as of December 31, 2003.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2003, the Company had net capital of $3,784,411, which was $3,684,411 in excess of its required net capital of $100,000.

Capital distributions to be made during the six months after December 31, 2003 are anticipated by management to be $500,000.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Cochran, Caronia Securities LLC

We have audited the accompanying basic financial statements of Cochran, Caronia Securities LLC as of and for the year ended December 31, 2003, and have issued our report thereon dated January 12, 2004. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
January 12, 2004

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital under Rule 15c3-1, December 31, 2003	$ 3,784,411
A. Minimum net capital required based on aggregate indebtedness	$ 47,595
B. Minimum dollar requirement	100,000
Net capital requirement (greater of A. or B.)	$ 100,000
Excess basic net capital requirement, December 31, 2003	$ 3,684,411

No material differences were noted between the above computation and the computation made by Cochran, Caronia Securities LLC of net capital under rule 15c3-1. Therefore, no reconciliation is necessary pursuant to rule 17a-5(d)(4).